--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2005

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                      for the transition period from    to

                         Commission File number: 0-15222

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Rhodia Inc. Savings Plus Plan
                  c/o Rhodia Inc.
                  8 Cedar Brook Drive
                  Cranbury, New Jersey 08512-7500

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Rhodia
                  Coeur Defense - Tour A -37eme etage
                  110, esplanade Charles de Gaulle
                  92931 Paris La Defense Cdx
                  France

--------------------------------------------------------------------------------

                         Rhodia Inc. Savings Plus Plan


                               TABLE OF CONTENTS
                               -----------------


Financial Statements as of December 31, 2005 and 2004
    For the Year Ended December 31, 2005                                       3

Report of Independent Accountants                                              5

Signature Page                                                                26

Exhibit Index                                                                 27

Consent of Independent Accountants                                            28

Rhodia Inc.
Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Rhodia Inc.
Savings Plus Plan
Index
December 31, 2005 and 2004
--------------------------------------------------------------------------------
                                                                         Page(s)

Report of Independent Registered Public Accounting Firm .......................1

Financial Statements

Statements of Net Assets Available for Benefits ...............................2

Statement of Changes in Net Assets Available for Benefits .....................3

Notes to Financial Statements ...............................................4-9

Supplemental Schedules*

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year) ...........10-23

* Other schedules required by Section 2520.103.10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS [LOGO]

--------------------------------------------------------------------------------
                                                 |
                                                 | PricewaterhouseCoopers LLP
                                                 | 400 Campus Drive
                                                 | P. O. Box 988
                                                 | Florham Park NJ 07932
                                                 | Telephone (973) 236 4000
                                                 | Facsimile (973) 236 5000


             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Rhodia Inc. Savings Plus Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Rhodia Inc. Savings Plus Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 26, 2006

Rhodia Inc.
Savings Plus Plan
Statement of Net Assets Available for Benefits
December 31, 2005 and 2004
--------------------------------------------------------------------------------


                                                    2005               2004
 Assets
 Investments                                   $ 294,467,054      $ 299,736,005
 Receivables
 Employee contributions                              862,767            892,025
 Employer contributions                              376,368            304,797
                                               ---------------    --------------
        Total receivables                          1,239,135          1,196,822
                                               ---------------    --------------
        Net assets available for benefits      $ 295,706,189      $ 300,932,827
                                               ===============    ==============






               See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005
--------------------------------------------------------------------------------


Additions to net assets attributed to
Investment income
   Net appreciation in fair value of investments                $      5,412,305
   Interest                                                            4,210,453
   Dividends                                                           9,807,105
                                                             -------------------
            Total assets                                              19,429,863
Contributions
   Participant contributions                                          11,656,718
   Employer contributions                                              4,126,296
                                                             -------------------
            Total contributions                                       15,783,014
                                                             -------------------
            Total additions                                           35,212,877
Deductions from net assets attributed to
Benefits paid to participants                                       (40,439,515)
                                                             -------------------
             Total deductions                                       (40,439,515)
                                                             -------------------

Net assets available for benefits
Beginning of the year                                                300,932,827
                                                             -------------------
End of the year                                                 $    295,706,189
                                                             ===================






               See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

1.   Description of the Plan

     General
     The Rhodia Inc. Savings Plus Plan (the "Plan"), is primarily a participant directed defined contribution plan established for eligible employees of Rhodia Inc. (the "Company"). The Plan, which is sponsored by the Company, was designed to enhance the existing retirement program for employees of Rhodia Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").

     Contributions
     Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Such contributions are invested in any of the twenty-five investment funds offered, at the discretion of the participating employees. Participants can contribute from 1% to 18% of their base compensation on a before-tax or after-tax basis. However, the sum of before-tax and after-tax contributions may not exceed 18% of the participant's base compensation. Before-tax contributions may not exceed $14,000 in 2005.

     Participants receive a monthly employer matching contribution equal to 100% of the participants' before-tax and after-tax contributions up to 4% of their base compensation. The first 25% of the employer matching contribution is invested in the Rhodia Stock Fund with a holding period of four years. The remaining 75% of the employer matching contribution is invested in accordance with the participants' investment elections.

     In addition, eligible salaried employees hired on or after July 1, 2003, Baton Rouge hourly union employees hired on or after November 1, 2003, Chicago Heights hourly union employees hired on or after January 16, 2005, Houston hourly union employees hired on or after March 1, 2005, Dominguez hourly union employees hired on or after September 1, 2005, Hammond hourly union employees hired on or after December 1, 2005, and hourly non-union employees hired on or after December 1, 2003 are eligible to receive an additional retirement contribution from the Company. Such contributions are between 2% and 9.5% of participant's eligible earnings and are made annually by the Company regardless of the participant's voluntary contributions to the plan.

     Participants
     A total of approximately 2,886 and 3,144 active and former employees had investments in the Plan at December 31, 2005 and 2004, respectively.

     A participant may invest in one or more of 25 funds, in increments of 1%. The investment mix chosen by the participant will apply to the employee portion, the participant directed portion of the Company matching and any rollover contributions made.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

     Vesting
     Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Company contributions at the following rates:


              Years of Service               Vesting Percentages

                     1                                25%
                     2                                50%
                     3                                75%
                 4 or more                            100%

     A participant shall be 100% vested either upon reaching age 55, termination of employment by reason of death, or becoming totally disabled.

     Participants become 100% vested in the additional retirement contribution when the employee completes five years of service or reaches age 65 while actively employed by Rhodia.

     Payment of Benefits
     Participants are eligible to receive benefit payments upon termination of employment, disability, or retirement. Participants can elect to defer payment until age 70 1/2 if account balances are greater than $1,000 ($5,000 for distributions prior to March 28, 2005). Distributions will be paid either in a lump sum payment, or installment payments made on a monthly, quarterly, or annual basis. Installment payments will be made over at least two years, but not more than 10 years.

     If a participant dies while an active employee, their entire account balance will become 100% vested and will be paid to their beneficiary. If a participant dies after leaving but before receiving their entire vested account balance, the remaining account balance will be paid to their beneficiary.

     Withdrawals
     Participants are allowed to withdraw their after-tax contributions and earnings thereon, at any time. Participants may withdraw before-tax contributions upon meeting certain hardship conditions or after reaching the age 59-1/2. Any withdrawal other than loans would be subject to ordinary income tax withholding and, in addition, if the participant is under age 59-1/2 it may be subject to a 10% withholding for penalty tax. In accordance with the vesting table above, the benefit to which a participant is entitled is the amount provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized investment gains and losses which have been allocated to the participant's account balance.

     Rhodia's additional retirement contribution and any earnings attributed are not available for in-service withdrawals.

     Forfeitures

     At December 31, 2005 and 2004 forfeited non-vested accounts totaled $281,856 and $178,706, respectively. These accounts will be used to reduce future employer contributions.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

     Loans to Participants
     Participants may borrow up to a maximum of 50% of their vested account balance, excluding, the 25% restricted company match and Rhodia's additional retirement contribution. The minimum loan amount is $1,000 and the maximum loan amount can not exceed $50,000. Loans bear an interest rate of the prime rate plus 1% and are repayable within five years except for loans used to acquire a principal residence which are repayable for terms up to 15 years. Participant loans are valued at cost, which does not differ materially from fair value. Participant loans in the amount of $6,026,758 and $6,096,202 at December 31, 2005 and 2004, respectively, are included in Investments on the Statement of Net Assets Available for Benefits. Interest rates on outstanding participant loans ranged from 5.0% to 10.5% at December 31, 2005 and 5.0% to 11% at December 31, 2004.

     Termination
     While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, partial termination or discontinuance of contributions, the rights of each participant to their respective account balances become nonforfeitable. In the event of a partial termination, the vesting is applicable only to the portion of the Plan that has been terminated.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value except for its benefit responsive guaranteed and synthetic investment contracts which are recorded at contract value (Note 5). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

     As the Rhodia Stock Fund contains both stock and short-term investments, the participant's fund balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined periodically by the Trustee, based on the current market value of the underlying assets of the fund. The fund's net asset value is the value of a single share, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting its liabilities, then dividing the result by the number of units outstanding.

     Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     Benefit Payments
     Benefits are recorded when paid.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

     Use of Estimates
     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the fmancial statements and the changes in net assets available for benefits during the reporting period, and when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   Investments

     The following table presents the fair value of investments representing 5% or more of the total assets of the Plan as of December 31, 2005 and 2004.

                                                          2005            2004

     Fidelity Magellan Fund                       $    38,847,892   $ 46,457,089
     Fidelity Growth Company Fund                      34,377,129     35,266,059
     Fidelity Growth and Income Company Fund           21,281,903     25,399,315
     Fidelity Value Fund                               17,839,477     13,526,029
     Fidelity International Discovery Fund             16,045,009     12,399,100
     Fidelity Low Price Stock Fund                     14,873,251     14,969,876

     During 2005, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $5,412,305 as follows:

     Mutual funds                                                $     6,375,703
     Equity securities                                                 (963,398)
                                                                ----------------
                                                                 $     5,412,305
                                                                ================

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

4.   Nonparticipant Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed portion of the Rhodia Inc. Stock Fund is as follows:

                                                         December 31,
                                              ----------------------------------
                                                    2005              2004

                                               $ 3,535,462       $ 3,196,324
     Rhodia common stock
                                                                     Year Ended
                                                                    December 31,
                                                                        2005
     Changes in net assets
     Contributions                                                 $    987,850
     Transfers                                                       (1,079,868)
     Net appreciation/(depreciation) in fair value of investment        665,705
     Benefits paid to participants                                     (234,736)
     Net loan withdrawals                                                   187
                                                                   -------------
                                                                   $    339,138
                   Total                                           =============

5.   Guaranteed and Synthetic Investment Contracts

     Investments in guaranteed and synthetic investment contracts in the Managed Income Fund are recorded at their contract values, as the contracts are fully benefit-responsive. Contract values for the guaranteed and synthetic investment contracts represent cost plus accrued interest for the guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics. These wrapper contracts are intended to guarantee the value of the overall investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

     The crediting interest rates for the synthetic investment contracts at December 31, 2005 and 2004 were 4.47% and 4.69%, respectively. The average yield of the Managed Income Fund for the years ended December 31, 2005 and 2004 were 4.45% and 4.68%, respectively. The fair value of guaranteed and synthetic investment contracts at December 31, 2005 and 2004 was $84,546,140 and $91,889,726, respectively, in the aggregate. The contract value of guaranteed and synthetic investment contracts at December 31, 2005 and 2004 was $85,141,095 and $90,254,436, respectively, in the aggregate. The crediting interest rate is based on an agreed upon formula with the issuer, but cannot be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2005
--------------------------------------------------------------------------------

6.   Tax Status

     The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions.

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
  Chase Manhattan Bank                             Global Wrapper 4.47%                   **      $   148,227
  Monumental Life Insurance                        Global Wrapper 4.47%                   **          148,337
  State Street Bank & Trust Co Boston              Global Wrapper 4.47%                   **          150,149
  Union Bank of Switzerland                        Global Wrapper 4.47%                   **          148,243
    ABSHE 03-HES A2B 4 8/33                        ABS Synthetic Global Wrap              **            7,909
    ABSHE 04-HE3 Ml 1ML+54 6/34                    ABS Synthetic Global Wrap              **           25,150
    ACCR 03-2 Al 4.23% 10/33                       ABS Synthetic Global Wrap              **           88,638
    ACCR 03-3 Al 4.46% 12/33                       ABS Synthetic Global Wrap              **           83,383
    ACE 02-HE1 Ml 1ML+65 6/32                      ABS Synthetic Global Wrap              **           35,297
    ACE 03-HE1 M1 lML+65 11/33                     ABS Synthetic Global Wrap              **           35,133
    ACE 03-HS1 M1 1ML+75 6/33                      ABS Synthetic Global Wrap              **           25,139
    ACE 03-HS1 M2 1ML+175 6/33                     ABS Synthetic Global Wrap              **           25,397
    ACE 03-NC1 Ml lML+78 7/33                      ABS Synthetic Global Wrap              **           30,181
    ACE 04-FM1 M1 1ML+60 9/33                      ABS Synthetic Global Wrap              **           27,583
    AESOP 03-3 2.75% 7/07                          ABS Synthetic Global Wrap              **          208,770
    AMCAR 03-CF A4 3.48% 5/10                      ABS Synthetic Global Wrap              **          153,593
    AMCAR 04-1 A3 3.22% 7/08                       ABS Synthetic Global Wrap              **           68,659
    AMCAR 04-1 B 3.7 1/09                          ABS Synthetic Global Wrap              **            9,891
    AMCAR 04-1 C 4.22% 7/09                        ABS Synthetic Global Wrap              **           14,826
    AMCAR 04-CA A4 3.61% 5/11                      ABS Synthetic Global Wrap              **           44,024
    AMCAR 04-DF A4 3.43 7/11                       ABS Synthetic Global Wrap              **          116,556
    AMCAR 05-1 A3 4.26% 5/09                       ABS Synthetic Global Wrap              **           64,682
    AMCAR 05-BM A3 4.05% 2/10                      ABS Synthetic Global Wrap              **          128,616
    AMCAR 05-CF A4 4.63% 6/12                      ABS Synthetic Global Wrap              **          194,399
    AMCAR 05-DA A3 4.87% 12/10                     ABS Synthetic Global Wrap              **          180,600
    AMSI 03-3 Ml 1ML+80 3/33                       ABS Synthetic Global Wrap              **           30,171
    AMSI 04-R2 M1 lML+43 4/34                      ABS Synthetic Global Wrap              **           20,019
    AMSI 04-R2 M2 1ML+48 4/34                      ABS Synthetic Global Wrap              **           25,023
    ARC 02-BC1 M2 1ML+110 1/32                     ABS Synthetic Global Wrap              **           12,001
    BOIT 04-B2 B2 4.37% 4/12                       ABS Synthetic Global Wrap              **          235,741
    BSABS 04-BO1 M2 1ML+75 9/34                    ABS Synthetic Global Wrap              **           60,552
    BSABS 04-BO1 M3 1ML+105 9/34                   ABS Synthetic Global Wrap              **           40,367
    BSABS 04-BOl M4 1ML+120 9/34                   ABS Synthetic Global Wrap              **           35,490
    BSABS 04-BO1 M5 1ML+140 9/34                   ASS Synthetic Global Wrap              **           30,091
    CARAT 04-1 A4 2.64 11/08                       ABS Synthetic Global Wrap              **           92,329
    CCCIT 04-A4 3.2% 8/09                          ABS Synthetic Global Wrap              **          192,175
    CCCIT 05-B1 B1 4.4% 9/10                       ABS Synthetic Global Wrap              **          229,576
    CDCMC 03-HE3 M1 1ML+70 11/33                   ABS Synthetic Global Wrap              **           45,535
    CFAT 05-A B 4.27 4/11                          ABS Synthetic Global Wrap              **          147,477
    CHAIT 05-B2 B2 4.52 12/10                      ABS Synthetic Global Wrap              **          881,606
    CITEC 05-VT1 A3 4.12% 8/08                     ABS Synthetic Global Wrap              **          143,888
    CITEC 05-VT1 A4 4.36% 11/12                    ABS Synthetic Global Wrap              **           29,726
    CNH 05-A A4B 4.29% 6/12                        ABS Synthetic Global Wrap              **           88,889
    CNH O5-B A3 4.27% 1/10                         ABS Synthetic Global Wrap              **          173,488
    CNH 05-B B 4.57% 7/12                          ABS Synthetic Global Wrap              **           54,187
    COAFT 04-A A3 3.07 7/08                        ABS Synthetic Global Wrap              **          178,597
    COAFT 04-B A3 2.96% 4/09                       ABS Synthetic Global Wrap              **          108,911
    COAFT 05-A A3 4.28% 7/09                       ABS Synthetic Global Wrap              **          149,013
    COAFT 05-C A4A 4.71% 6/12                      ABS Synthetic Global Wrap              **          398,367
    COAFT 05-D A3 4.81% 3/10                       ABS Synthetic Global Wrap              **           80,303
    COMET 03-2B 3.5% 2/09                          ABS Synthetic Global Wrap              **          134,663
    COMET 03-A4 A4 3.65% 7/11                      ABS Synthetic Global Wrap              **           39,871
    COMET 04-B5 B5 3.7 5/10                        ABS Synthetic Global Wrap              **          245,880
    COMET 04-B6 B6 4.155 7/12                      ABS Synthetic Global Wrap              **          170,527
    COMET 2003-B3 B3 4.5 6/11                      ABS Synthetic Global Wrap              **          252,767
    COPAR 2003-2 A4 2.88 6/10                      ABS Synthetic Global Wrap              **          117,886
    CSFB 04-FRE1 M3 1ML+65 4/34                    ABS Synthetic Global Wrap              **          100,097
    CWL 04-3 M1 1ML+50 6/34                        ABS Synthetic Global Wrap              **           25,073
    CWL 04-4 M1 1ML+37.5 8/34                      ABS Synthetic Global Wrap              **           32,536
    DCAT 04-C A3 2.98% 8/08                        ABS Synthetic Global Wrap              **          217,187
    DRIVE 05-3 A3 4.99 10/10                       ABS Synthetic Global Wrap              **          175,637
    FHLT 04-1 M4 1ML+95 2/34                       ABS Synthetic Global Wrap              **           50,343
    FITAT 04-A A3 3.19 2/08                        ABS Synthetic Global Wrap              **           89,241
    FORDO 03-B Bl 2.85% 10/07                      ABS Synthetic Global Wrap              **          123,690
    FORDO 05-A A3 3.48% 11/08                      ABS Synthetic Global Wrap              **          163,169
    FORDO 05-C A3 3.48% 8/09                       ABS Synthetic Global Wrap              **          178,516

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    FORDO 05-C A4 4.36% 6/10                       ABS Synthetic Global Wrap              **           98,809
    FORDO 2005-A B 3.88% 1/10                      ABS Synthetic Global Wrap              **           39,019
    FRNK 05-1 A3 4.91% 4/10                        ABS Synthetic Global Wrap              **           61,363
    GEBL 03-1 A 1ML+43 4/31                        ABS Synthetic Global Wrap              **          104,988
    GPMH 01-1 IA 1ML+34 4/32                       ABS Synthetic Global Wrap              **           61,492
    GSALT 05-1 A3 4.45 5/10                        ABS Synthetic Global Wrap              **          134,282
    GSALT 05-1 B 4.62 11/13                        ABS Synthetic Global Wrap              **           19,934
    HAROT 05-2 A3 3.93 1/09                        ABS Synthetic Global Wrap              **           84,157
    HART 05-A B 4.2% 2/12                          ABS Synthetic Global Wrap              **           73,766
    HART 05-A C 4.22% 2/12                         ABS Synthetic Global Wrap              **           14,777
    HAT 04-1 A3 3.3% 5/09                          ABS Synthetic Global Wrap              **          148,806
    HAT 04-1 A4 3.93 7/11                          ABS Synthetic Global Wrap              **           88,148
    HAT 05-1 A3 4.15 2/10                          ABS Synthetic Global Wrap              **          198,069
    HAT 05-1 A3 4.37 5/10                          ABS Synthetic Global Wrap              **          198,483
    HAT 05- A3 4.8 10/10                           ABS Synthetic Global Wrap              **           80,143
    HFCHC 03-1 M 1ML+63 10/32                      ABS Synthetic Global Wrap              **           11,815
    HFCHC 03-2 M 1ML+58 9/33                       ABS Synthetic Global Wrap              **           18,028
    HMLHC 03-HC1 1ML+65 2/33                       ABS Synthetic Global Wrap              **           21,982
    HMLHC 03-HC2 M 1ML+60 6/33                     ABS Synthetic Global Wrap              **           27,805
    HPLCC 02-1 A 5.5 1/11                          ABS Synthetic Global Wrap              **          201,749
    MARM 04-11 1A4 1ML+49 11/34                    ABS Synthetic Global Wrap              **           25,188
    MBNAS 05-B4 B4 4.9% 3/11                       ABS Synthetic Global Wrap              **          190,338
    MILT 05-1 A3 4.83 9/09                         ABS Synthetic Global Wrap              **          185,239
    MMLT 04-1 M1 1ML+50 7/34                       ABS Synthetic Global Wrap              **           25,023
    MSAC 03-HE1 M1 1ML+80 6/33                     ABS Synthetic Global Wrap              **           60,529
    MSAC 03-NC8 Ml 1ML+70 9/33                     ABS Synthetic Global Wrap              **           45,613
    NALT 03-A A3B 2.57% 6/09                       ABS Synthetic Global Wrap              **           75,428
    NALT 04-A A3 2.9 8/07                          ABS Synthetic Global Wrap              **          163,701
    NALT 04-A A4B 3.18 6/10                        ABS Synthetic Global Wrap              **           44,120
    NALT 05-A A3 2.85 10/08                        ABS Synthetic Global Wrap              **          205,050
    NAROT 04-C A3 2.85% 10/07                      ABS Synthetic Global Wrap              **           39,627
    NAROT 05-A A4 3.82% 7/10                       ABS Synthetic Global Wrap              **           83,301
    NAVOT 04-B A3 3.13 5/09                        ABS Synthetic Global Wrap              **           78,301
    NAVOT 05-A A4 4.43 1/14                        ABS Synthetic Global Wrap              **           78,944
    NCSLT 05-1 A10 6.75 12/09                      ABS Synthetic Global Wrap              **           11,982
    NCSLT 05-2 A10 7.73 3/12                       ABS Synthetic Global Wrap              **           25,078
    NCSLT 05-3W A101 4.8 7/12                      ABS Synthetic Global Wrap              **           55,048
    NEF 05-1 A5 4.74 10/45                         ABS Synthetic Global Wrap              **          116,030
    NHEL 04-1 M1 1ML+45 6/34                       ABS Synthetic Global Wrap              **           25,044
    ONYX 05-A A3 3.69% 5/09                        ABS Synthetic Global Wrap              **           64,258
    ONYX 03-C A4 2.66 5/10                         ABS Synthetic Global Wrap              **          265,311
    ONYX 05-B A4 4.34% 5/12                        ABS Synthetic Global Wrap              **           64,089
    PMNT 05-2 B2 5.1 11/12                         ABS Synthetic Global Wrap              **          140,540
    PPSI 04-WCW1 M1 1ML+63 9/34                    ABS Synthetic Global Wrap              **           50,464
    RAMP 03-RZ2 Al 3.6% 4/33                       ABS Synthetic Global Wrap              **           43,242
    SASC 04-GEL 1 A 1ML+36 2/34                    ABS Synthetic Global Wrap              **           15,716
    SVOVM 05-A A 5.25 2/21                         ABS Synthetic Global Wrap              **           77,436
    SWIFT 05-A 12 B 1ML +48 6/10                   ABS Synthetic Global Wrap              **          159,793
    TAROT 05-A A3 4.05 3/10                        ABS Synthetic Global Wrap              **          183,147
    TAROT 05-B A3 4.28 6/10                        ABS Synthetic Global Wrap              **          218,327
    USAOT 05-1 A4 4.13% 11/11                      ABS Synthetic Global Wrap              **          118,234
    VWALT 04-A A3 2.84 7/07                        ABS Synthetic Global Wrap              **          188,398
    VWALT 05-A A3 3.82 5/08                        ABS Synthetic Global Wrap              **          143,712
    WALT 04-1 A3 2.96% 6/08                        ABS Synthetic Global Wrap              **          187,140
    WAOT 05-B A3 4.79% 4/10                        ABS Synthetic Global Wrap              **          120,348
    WESTO 05-1 A3 3.59 10/09                       ABS Synthetic Global Wrap              **          236,904
    WESTO 05-3 A4 4.39% 5/13                       ABS Synthetic Global Wrap              **          113,673
    WESTO 04-3 A4 3.93% 2/12                       ABS Synthetic Global Wrap              **          225,453
    WESTO 04-4 A4 3.44% 5/12                       ABS Synthetic Global Wrap              **          180,241
    WESTO 05-3 B4 4.50% 5/13                       ABS Synthetic Global Wrap              **           44,370
    WESTO 05-3 C 4.54% 5/13                        ABS Synthetic Global Wrap              **           59,379
    WOART 04-A A4 3.96% 7/11                       ABS Synthetic Global Wrap              **          167,155
    BACM 00-2 A2 7.1975 9/32                       CMBS Synthetic Global Wrap             **           70,205
    BACM 02-2 XP CSTR 7/43                         CMBS Synthetic Global Wrap             **           52,669
    BACM 03-2 XP CSTR 3/41                         CMBS Synthetic Global Wrap             **           27,112
    BACM 04-2 A2 3.52% 11/38                       CMBS Synthetic Global Wrap             **          154,085

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    BACM 04-2 A2 4.05% 11/38                       CMBS Synthetic Global Wrap             **          153,557
    BACM 04-4 A3 4.128% 7/42                       CMBS Synthetic Global Wrap             **          102,326
    BACM 05-1 A2 4.64% 11/42                       CMBS Synthetic Global Wrap             **          204,443
    BACM 05-3 A3B CSTR 7/43                        CMBS Synthetic Global Wrap             **          154,381
    BACM 05-3 XP CSTR 7/43                         CMBS Synthetic Global Wrap             **           50,691
    BACM 05-4 Al 4.432% 7/45                       CMBS Synthetic Global Wrap             **          120,433
    BACM 05-4 XP CSTR 7/45                         CMBS Synthetic Global Wrap             **           14,160
    BACM 05-5 Al 4.716% 8/10                       CMBS Synthetic Global Wrap             **          156,567
    BACM 05-5 XP CSTR 10/45                        CMBS Synthetic Global Wrap             **           17,349
    BACM 05-6 A1 5.001% 9/47                       CMBS Synthetic Global Wrap             **           95,605
    BACM 2003-2 A2 4.342% 3/41                     CMBS Synthetic Global Wrap             **          185,815
    BSCMS 03-PWR2 A3 4.83% 5/39                    CMBS Synthetic Global Wrap             **           79,296
    BSCMS 03-PWR2 X2 CSTR 5/39                     CMBS Synthetic Global Wrap             **           40,065
    BSCMS 03-T12 X2 CSTR 8/39                      CMBS Synthetic Global Wrap             **           28,010
    BSCMS 05-PWR9 Al 4.498% 9/42                   CMBS Synthetic Global Wrap             **          187,784
    BSCMS 05-T20 Al 4.94% 10/42                    CMBS Synthetic Global Wrap             **          167,529
    CMAC 98-C2 B CSTR 9/30                         CMBS Synthetic Global Wrap             **          248,167
    CMAT 99-Cl A3 6.64 1/32                        CMBS Synthetic Global Wrap             **           47,230
    COMM 02-FL6 F 1ML+145 6/14                     CMBS Synthetic Global Wrap             **          217,886
    COMM 02-FL7 D 1ML+57 11/14                     CMBS Synthetic Global Wrap             **           10,340
    COMM 04-LBN2 X2 CSTR 3/39                      CMBS Synthetic Global Wrap             **            9,591
    COMM 05-C6 A2 CSTR 6/44                        CMBS Synthetic Global Wrap             **          175,178
    COMM 05-C6 XP CSTR 6/44                        CMBS Synthetic Global Wrap             **           22,138
    COMM 05-LP5 A2 4.63 5/43                       CMBS Synthetic Global Wrap             **          167,812
    COMM 05-LP5 XP CSTR 5/43                       CMBS Synthetic Global Wrap             **           21,587
    COMM 99-1 A2 6.455 5/32                        CMBS Synthetic Global Wrap             **          415,141
    CSFB 01-CK3 A2 6.04 6/34                       CMBS Synthetic Global Wrap             **           80,924
    CSFB 03-C3 ASP CSTR 5/38                       CMBS Synthetic Global Wrap             **          116,417
    CSFB 03-C4 A3 CSTR 8/36                        CMBS Synthetic Global Wrap             **          103,569
    CSFB 03-C4 ASP CSTR 8/36                       CMBS Synthetic Global Wrap             **           23,206
    CSFB 03-C5 A3 4.429% 12/36                     CMBS Synthetic Global Wrap             **          170,596
    CSFB 03-C5 ASP CSTR 12/36                      CMBS Synthetic Global Wrap             **           42,096
    CSFB 04-Cl ASP CSTR 1/37                       CMBS Synthetic Global Wrap             **           45,040
    CSFB 97-C2 A2 6.52 1/35                        CMBS Synthetic Global Wrap             **            2,834
    CSFB 99-Cl A2 7.29 9/41                        CMBS Synthetic Global Wrap             **          389,840
    DLJCM 00-CF1 A1A 7.45 6/33                     CMBS Synthetic Global Wrap             **          150,195
    DLJCM 00-CF1 A1B 7.62 6/33                     CMBS Synthetic Global Wrap             **          137,225
    DLJCM 98-CG1 A1B 6.41 6/31                     CMBS Synthetic Global Wrap             **          102,019
    DLJCM 99-CG1 A1B 6.46% 3/32                    CMBS Synthetic Global Wrap             **          198,759
    DLJCM 99-CG2 A1B 7.3 6/32                      CMBS Synthetic Global Wrap             **           64,489
    DLJCM 99-G3 A1A 7.12 10/32                     CMBS Synthetic Global Wrap             **           64,507
    FNR 99-10 MZ 6.5 9/38                          CMBS Synthetic Global Wrap             **          217,884
    FULB 97-C2 A3 6.65 11/29                       CMBS Synthetic Global Wrap             **           58,372
    GCCFC 03-Cl A2 3.285% 7/35                     CMBS Synthetic Global Wrap             **          166,411
    GCCFC 03-Cl XP CSTR 7/35                       CMBS Synthetic Global Wrap             **           68,079
    GCCFC 03-C2 XP CSTR 1/36                       CMBS Synthetic Global Wrap             **           69,762
    GCCFC 04-GG1 A4 4.755 6/36                     CMBS Synthetic Global Wrap             **          153,478
    GCCFC 05-GG3 A2 CSTR 8/42                      CMBS Synthetic Global Wrap             **           97,734
    GECMC 02-2A A2 4.97 8/36                       CMBS Synthetic Global Wrap             **          215,284
    GECMC 02-3A X2 CSTR 12/37                      CMBS Synthetic Global Wrap             **           45,114
    GECMC 04-Cl X2 CSTR 11/38                      CMBS Synthetic Global Wrap             **           40,840
    GECMC 04-C3 A2 4.433 7/39                      CMBS Synthetic Global Wrap             **          285,985
    GMACC 03-C3 X2 CSTR 12/38                      CMBS Synthetic Global Wrap             **           43,728
    GMACC 04-C3 A2 CSTR 8/38                       CMBS Synthetic Global Wrap             **           64,371
    GMACC 05-Cl A2 CSTR 5/43                       CMBS Synthetic Global Wrap             **          102,996
    GMACC 05-Cl X2 CSTR 5/43                       CMBS Synthetic Global Wrap             **           36,962
    GMACC 2002-Cl Al 5.785 11/39                   CMBS Synthetic Global Wrap             **          217,154
    GMACC 2004-C3 A3 CSTR 12/41                    CMBS Synthetic Global Wrap             **          175,133
    GMACC 97-Cl A3 6.869 7/29                      CMBS Synthetic Global Wrap             **           49,190
    GMACC 97-C2 A3 6.566 4/29                      CMBS Synthetic Global Wrap             **           72,457
    GMACC 99-Cl A2 6.175 5/33                      CMBS Synthetic Global Wrap             **          237,465
    GNR 03-35 C CSTR 10/23                         CMBS Synthetic Global Wrap             **           25,831
    GNR 03-36 C 4.2545 2/31                        CMBS Synthetic Global Wrap             **          116,215
    GNR 03-64 B 4.528% 4/32                        CMBS Synthetic Global Wrap             **          201,951
    GSMS 01-LIBA A2 6.615% 2/16                    CMBS Synthetic Global Wrap             **           69,779
    GSMS 01-LIBA C 6.733% 2/16                     CMBS Synthetic Global Wrap             **           64,351

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    GSMS 03-Cl A2A 3.59% 1/40                      CMBS Synthetic Global Wrap             **          146,849
    GSMS 04-Cl Al 3.659% 10/28                     CMBS Synthetic Global Wrap             **          167,001
    JPMC 99-C7 A2 6.507% 10/35                     CMBS Synthetic Global Wrap             **           30,009
    JPMC 99-C8 A2 7.4% 7/31                        CMBS Synthetic Global Wrap             **          171,031
    JPMCC 02-C3 X2 CSTR 7/35                       CMBS Synthetic Global Wrap             **           24,880
    JPMCC 03-CB7 X2 CSTR 1/38                      CMBS Synthetic Global Wrap             **           45,546
    JPMCC 03-LN1 X2 CSTR 10/37                     CMBS Synthetic Global Wrap             **           56,150
    JPMCC 04-Cl X2 CSTR 1/38                       CMBS Synthetic Global Wrap             **           13,092
    JPMCC 04-CB9 A2 CSTR 6/4 1                     CMBS Synthetic Global Wrap             **          185,537
    JPMCC 05-LDP2 A2 4.475 7/42                    CMBS Synthetic Global Wrap             **          103,248
    JPMCC 05-LDP4 Al CSTR 10/42                    CMBS Synthetic Global Wrap             **          163,111
    JPMCC 05-LDP4 X2 CSTR 10/42                    CMBS Synthetic Global Wrap             **           84,425
    JPMCC 05-LDP5 Al 5.035 12/44                   CMBS Synthetic Global Wrap             **          151,145
    JPMCC 2001-C1 A2 5.464 10/35                   CMBS Synthetic Global Wrap             **          224,580
    JPMCC 2001-C1B2 A2 6.244 4/35                  CMBS Synthetic Global Wrap             **          216,482
    LBCMT 98-C4 AlB 6.21 10/35                     CMBS Synthetic Global Wrap             **          196,394
    LBFRC 03-LLFA C 1ML+70 12/14                   CMBS Synthetic Global Wrap             **           60,213
    LBUBS 00-C3 A2 7.95 1/10                       CMBS Synthetic Global Wrap             **          165,660
    LBUBS 00-C5 A2 6.51 12/26                      CMBS Synthetic Global Wrap             **           79,709
    LBUBS 01-C2 A2 6.653 11/27                     CMBS Synthetic Global Wrap             **           53,626
    LBUBS 01-C3 Al 6.058 6/20                      CMBS Synthetic Global Wrap             **          190,115
    LBUBS 02-C7 XCP 1.1897% 1/36                   CMBS Synthetic Global Wrap             **           38,713
    LBUBS 03-Cl XCP CSTR 12/36                     CMBS Synthetic Global Wrap             **           22,921
    LBUBS 03-C3 A2 3.086 5/27                      CMBS Synthetic Global Wrap             **          125,021
    LBUBS 03-C3 XCP CSTR 3/37                      CMBS Synthetic Global Wrap             **           20,385
    LBUBS 03-C5 A2 3.478 7/27                      CMBS Synthetic Global Wrap             **          491,212
    LBUBS O4-Cl XCP CSTR 1/36                      CMBS Synthetic Global Wrap             **           39,094
    LBUBS 04-C6 A2 4.187% 8/29                     CMBS Synthetic Global Wrap             **          107,251
    LBUBS 05-CS XCP CSTR 9/40                      CMBS Synthetic Global Wrap             **          106,874
    LBUBS 05-C7 XCP CSTR 11/40                     CMBS Synthetic Global Wrap             **           65,303
    MCFI 98-MC2 A2 6.423 6/30                      CMBS Synthetic Global Wrap             **          248,648
    MLMT 02-MW1 XP CSTR 7/34                       CMBS Synthetic Global Wrap             **           20,454
    MLMT 02-MKB1 A2 4.353% 2/42                    CMBS Synthetic Global Wrap             **          516,246
    MLMT 05-LC1 Al 5.017 2/44                      CMBS Synthetic Global Wrap             **           75,500
    MLMT 05-MCP1 A2 4.556 6/43                     CMBS Synthetic Global Wrap             **          157,244
    MLMT 05-MCP1 XP CSTR 6/43                      CMBS Synthetic Global Wrap             **           33,983
    MLMT 05-MKB2 XP CSTR 9/42                      CMBS Synthetic Global Wrap             **            7,850
    MSC 03-IQ5 A2 4.09 4/38                        CMBS Synthetic Global Wrap             **           73,319
    MSC 03-IQ5 X2 CSTR 4/38                        CMBS Synthetic Global Wrap             **           28,689
    MSC 03-IQ6 X2 .759% 12/41                      CMBS Synthetic Global Wrap             **           39,299
    MSC 04-HQ3 A2 4.05 1/41                        CMBS Synthetic Global Wrap             **           87,044
    MSC 04-TOP13 X2 CSTR 9/45                      CMBS Synthetic Global Wrap             **           28,393
    MSC 05-HQ5 X2 CSTR 1/42                        CMBS Synthetic Global Wrap             **           18,921
    MSC 05-TOP17 X2 CSTR 12/41                     CMBS Synthetic Global Wrap             **           25,312
    MSC 98-HF2 A2 6.48 11/30                       CMBS Synthetic Global Wrap             **          328,665
    MSC 98-WF2 A2 6.54 7/30                        CMBS Synthetic Global Wrap             **           78,650
    MSC 98-XL2 A2 6.17 10/34                       CMBS Synthetic Global Wrap             **           82,887
    MSC 99-CAM1 A4 7.02 3/32                       CMBS Synthetic Global Wrap             **          106,108
    MSC 99-WF1 A2 6.21 11/31                       CMBS Synthetic Global Wrap             **          172,969
    MSDWC 01-PPM A2 6.4 2/31                       CMBS Synthetic Global Wrap             **          490,809
    NLFC 98-2 Al 6.001 8/30                        CMBS Synthetic Global Wrap             **           78,584
    NLFC 99-2 A1C 7.03 6/31                        CMBS Synthetic Global Wrap             **           76,442
    SBM7 00-Cl A2 7.52 12/09                       CMBS Synthetic Global Wrap             **          195,410
    SBM7 00-C3 A2 6.592 12/33                      CMBS Synthetic Global Wrap             **          175,026
    STRIP 04-1A A 1ML+48 3/18                      CMBS Synthetic Global Wrap             **          109,868
    TIAA 01-C1A A2 6.3% 6/21                       CMBS Synthetic Global Wrap             **          107,851
    WBCMT 03-C6 A2 4.498 8/35                      CMBS Synthetic Global Wrap             **          142,934
    WBCMT 03-C8 XP CSTR 11/35                      CMBS Synthetic Global Wrap             **           19,471
    WBCMT 03-C9 XP CSTR 12/35                      CMBS Synthetic Global Wrap             **           14,898
    WBCMT 04-C10 XP CSTR 2/41                      CMBS Synthetic Global Wrap             **           18,117
    WBCMT 04-C14 A2 4.368 8/41                     CMBS Synthetic Global Wrap             **          215,174
    WBCMT 05-C16 A2 4.38 10/41                     CMBS Synthetic Global Wrap             **          137,152
    WBCMT 05-C16 APB 4.692 10/41                   CMBS Synthetic Global Wrap             **           73,518
    WBCMT 05-C22 Al 4.98 12/44                     CMBS Synthetic Global Wrap             **          110,455
    WBCMT 2004-C15 A2 4.039 10/41                  CMBS Synthetic Global Wrap             **          188,966
    AGFC SR MTN 2.75% 6/15/08                      Corporate Synthetic Global Wrap        **            9,480

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    AGFC SR MTN 4.625% 5/15/09                     Corporate Synthetic Global Wrap        **          184,236
    AGFC SR MTN 4.625% 9/01/10                     Corporate Synthetic Global Wrap        **          203,777
    AGFC SR MTN 4.875% 5/15/10                     Corporate Synthetic Global Wrap        **          139,670
    ALLIANCE CAPTL 5.625% 8/15/06                  Corporate Synthetic Global Wrap        **          451,170
    ALLTEL CORP 4.656 5/17/07                      Corporate Synthetic Global Wrap        **          400,462
    AMER GENL FIN 3.875% 10/1/09                   Corporate Synthetic Global Wrap        **           77,397
    AMERICA MOVIL 4.125 3/1/09                     Corporate Synthetic Global Wrap        **          197,150
    AMERIPRISE FINL 5.35 11/15/10                  Corporate Synthetic Global Wrap        **           65,812
    ANZ 7.55% 9/15/06                              Corporate Synthetic Global Wrap        **           62,439
    ASSOC-NA GLBL 6.25% 11/01/08                   Corporate Synthetic Global Wrap        **          266,805
    AT&T WIRELESS 7.875 3/01/11                    Corporate Synthetic Global Wrap        **          223,920
    AXA FINL INC 7.75% 8/01/10                     Corporate Synthetic Global Wrap        **          176,636
    BANKAMER 7.8% 2/15/10 GLBL                     Corporate Synthetic Global Wrap        **           45,350
    BANKAMER CORP 6.25% 4/01/08 DT                 Corporate Synthetic Global Wrap        **            5,219
    BELLSOUTH GLBL 4.2% 9/15/09                    Corporate Synthetic Global Wrap        **          132,806
    BERKSHIRE HATHAWAY 3.4 7/2/07                  Corporate Synthetic Global Wrap        **          159,294
    BNK OF TOKYO MIT GL8.4 4/15/10                 Corporate Synthetic Global Wrap        **          279,467
    BONY INC 3.4/3ML+148 3/15/13                   Corporate Synthetic Global Wrap        **          337,119
    BONY INC 4.25%/3ML 9/4/12                      Corporate Synthetic Global Wrap        **          115,425
    BRITISH GBL 8.125/8.375 12/10                  Corporate Synthetic Global Wrap        **          274,100
    CHUBB CORP 3.95% 4/01/08                       Corporate Synthetic Global Wrap        **          148,284
    CHUBB CORP 4.934% 11/16/07                     Corporate Synthetic Global Wrap        **          321,764
    CIBC# Y $ CD 4.375 7/28/2008                   Corporate Synthetic Global Wrap        **          101,859
    CIT GROUP INC 3.65% 11/23/07                   Corporate Synthetic Global Wrap        **          225,724
    CIT GROUP INC 5% 11/24/08                      Corporate Synthetic Global Wrap        **           60,284
    CIT GROUP INC 3.5% 2/01/08                     Corporate Synthetic Global Wrap        **          103,755
    CONS NATURAL 5.375% 11/01/06                   Corporate Synthetic Global Wrap        **          131,532
    CONSTELATION EC 6.35 4/01/07                   Corporate Synthetic Global Wrap        **          170,227
    CONSTELATION EC 6.125 9/01/09                  Corporate Synthetic Global Wrap        **           26,305
    COSTCO WHL CRP 5.5% 3/15/07                    Corporate Synthetic Global Wrap        **           86,876
    COUNTRYWIDE HOM 5.625% 5/15/07                 Corporate Synthetic Global Wrap        **          248,844
    CREDIT SUISSE 4.875 8/15/10                    Corporate Synthetic Global Wrap        **          151,571
    DAIMLER CHRYS GL 4.05 6/4/O8 DT                Corporate Synthetic Global Wrap        **          268,387
    DAMILERC NA MTN 3ML +48 9/10/07                Corporate Synthetic Global Wrap        **          100,303
    DCX 6.4 5/15/06                                Corporate Synthetic Global Wrap        **           91,182
    DONNELLEY RR 3.75% 4/1/09                      Corporate Synthetic Global Wrap        **          181,836
    ENCANA CORP 4.6% 8/15/09                       Corporate Synthetic Global Wrap        **           60,398
    EXELON GEN GLBL 6.96% 6/15/11                  Corporate Synthetic Global Wrap        **          189,232
    FIFTH THIRD MED 3.375 8/15/08                  Corporate Synthetic Global Wrap        **           94,712
    FIRST UNION 6.375% 1/15/09                     Corporate Synthetic Global Wrap        **           91,171
    FLEETBOSTON FIN MTN4.2 11/30/07                Corporate Synthetic Global Wrap        **          179,035
    FLTBOSFI 3.85% 2/15/08                         Corporate Synthetic Global Wrap        **          164,142
    FLEET FINANCIAL 6.375 5/15/08                  Corporate Synthetic Global Wrap        **           26,016
    FPL GROUP 7.625% 9/15/06                       Corporate Synthetic Global Wrap        **          171,708
    FPL GROUP CAP 5.551% 2/16/08                   Corporate Synthetic Global Wrap        **          101,561
    GE CAP CP MTN 7.5% 6/15/09                     Corporate Synthetic Global Wrap        **          216,316
    GE CAP GLBL 3.5% 8/15/07                       Corporate Synthetic Global Wrap        **           79,446
    GE CAP CRP 4.125% 3/4/08                       Corporate Synthetic Global Wrap        **          633,835
    GOLDMAN SACHS 6.6% 1/15/12                     Corporate Synthetic Global Wrap        **          421,079
    HANCOCK JHN GLB 3.75% 9/30/08                  Corporate Synthetic Global Wrap        **          127,471
    HANCOCK JOHN GLB 3.5% 1/30/09                  Corporate Synthetic Global Wrap        **          194,920
    HEINZ CO 6.428 12/01/08                        Corporate Synthetic Global Wrap        **          103,263
    HOUSEHOLD FIN C 4.625 1/15/08                  Corporate Synthetic Global Wrap        **          169,461
    HOUSEHOLD FIN 4.125% 12/15/08                  Corporate Synthetic Global Wrap        **          254,355
    HOUSEHOLD GBL 5.875% 2/1/09 DT                 Corporate Synthetic Global Wrap        **           83,716
    HOUSEHOLD INTL 5.836% 2/15/08                  Corporate Synthetic Global Wrap        **          481,292
    HOUSEHOLD MTN 4.125% 11/16/09                  Corporate Synthetic Global Wrap        **          189,276
    HSBC FIN CORP MTN 4.125% 3/11/08               Corporate Synthetic Global Wrap        **          104,482
    INTL LEASE FIN 4.5% 5/01/08                    Corporate Synthetic Global Wrap        **          154,381
    INTL LEASE FIN 4.625% 6/02/08                  Corporate Synthetic Global Wrap        **           39,752
    INTL LEASE FIN CORP 5% 4/15/10                 Corporate Synthetic Global Wrap        **          105,546
    JOHN DEERE MTN D 4.375 3/14/08                 Corporate Synthetic Global Wrap        **          135,251
    KOREA DEV BANK 3.875% 3/02/09                  Corporate Synthetic Global Wrap        **          181,364
    LEGG MASON INC 6.75% 7/02/08                   Corporate Synthetic Global Wrap        **           96,715
    MANUFTRS & TRDR 3.85% 4/01/13                  Corporate Synthetic Global Wrap        **          345,305
    MARSH & ILSEY 4.5% 8/25/08                     Corporate Synthetic Global Wrap        **          267,130

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    MARSH & ILSEY 3.8% 2/8/08                      Corporate Synthetic Global Wrap        **          124,527
    MERRILL LYN MTN 4.831% 10/27/08                Corporate Synthetic Global Wrap        **          115,754
    MERRILL LYNCH 4.25% 9/14/07                    Corporate Synthetic Global Wrap        **          210,489
    MERRILL LYNCH 6.56% 12/16/07                   Corporate Synthetic Global Wrap        **          263,562
    MONUMENT GLOBAL 3.85% 3/03/08                  Corporate Synthetic Global Wrap        **          327,069
    MORGAN JP & CO 6.25% 1/15/09                   Corporate Synthetic Global Wrap        **          138,251
    MORGAN STANLEY 3.875% 1/15/09                  Corporate Synthetic Global Wrap        **          365,728
    MORGAN STANLEY 4.0% 1/15/10                    Corporate Synthetic Global Wrap        **          240,192
    MORGAN JP MTN A 6.0% 1/15/09                   Corporate Synthetic Global Wrap        **           59,038
    MORGAN STANLEY 5.05% 1/21/11                   Corporate Synthetic Global Wrap        **          191,922
    MSTDW 3.625% 4/01/08                           Corporate Synthetic Global Wrap        **          108,160
    NAT-RURAL GLBL 5.75% 8/28/09                   Corporate Synthetic Global Wrap        **           78,481
    NATIONS BANKCORP 6.375 2/15/08                 Corporate Synthetic Global Wrap        **          115,919
    NATL RURAL MTN 3.24% 7/22/07                   Corporate Synthetic Global Wrap        **          138,539
    NY LIFE GLBL MTN 3.875 1/15/09                 Corporate Synthetic Global Wrap        **           59,325
    PECO ENERGY 3.5% 5/01/08                       Corporate Synthetic Global Wrap        **          204,402
    PNCFUND 4.2% 3/10/08                           Corporate Synthetic Global Wrap        **           64,877
    PNCFUND 5.75% 8/1/06                           Corporate Synthetic Global Wrap        **          154,323
    PNCFUND 6.875% 7/15/07                         Corporate Synthetic Global Wrap        **           74,203
    POPULAR NA 3.875% 10/01/08                     Corporate Synthetic Global Wrap        **          263,547
    POPULAR NA 4.25% 4/01/08                       Corporate Synthetic Global Wrap        **           79,315
    POPULAR NA MTN 5.2% 12/12/07                   Corporate Synthetic Global Wrap        **          105,187
    PRICOA GLBL FDG 3.9% 12/15/08                  Corporate Synthetic Global Wrap        **          204,424
    PRINC LIFE 2.8% 6/26/08 144A                   Corporate Synthetic Global Wrap        **          314,673
    PRUDENTIAL FIN 4.104% 11/15/06                 Corporate Synthetic Global Wrap        **           99,868
    PSI ENERGY INC 6.65% 6/15/06                   Corporate Synthetic Global Wrap        **           60,666
    REED ELSEVIER C 6.125% 8/01/06                 Corporate Synthetic Global Wrap        **          159,867
    ROYAL KPN NV YANK 8% 10/01/10                  Corporate Synthetic Global Wrap        **          212,467
    SAFECO CORP 4.2% 2/01/08                       Corporate Synthetic Global Wrap        **          180,222
    SAFECO CORP 6.875% 7/15/07                     Corporate Synthetic Global Wrap        **          221,584
    SALOMONSMITH 5.875% 3/15/06 DT                 Corporate Synthetic Global Wrap        **          137,537
    SBC COMM GLBL 4.125 9/15/09                    Corporate Synthetic Global Wrap        **          454,663
    SBC COMM GLBL 6.25 3/15/11                     Corporate Synthetic Global Wrap        **           90,428
    SEMPRA ENERGY 4.621% 5/17/07                   Corporate Synthetic Global Wrap        **          214,691
    SEMPRA ENERGY 4.75% 5/15/09                    Corporate Synthetic Global Wrap        **           34,723
    SEMPRA ENERGY 7.95% 3/01/10                    Corporate Synthetic Global Wrap        **           56,249
    SLM CORP 3.5% 9/30/06                          Corporate Synthetic Global Wrap        **          254,276
    SLM CORP 4% 1/15/09                            Corporate Synthetic Global Wrap        **           44,621
    SLM CORP 3.625% 3/17/08                        Corporate Synthetic Global Wrap        **          137,941
    SOUTHER CO CAP 5.3% 2/01/07                    Corporate Synthetic Global Wrap        **          107,285
    SOUTHWWEST 01-1A2 5.496 11/1/06                Corporate Synthetic Global Wrap        **          192,526
    SOUTHWEST AIR 7.875% 9/01/07                   Corporate Synthetic Global Wrap        **           85,555
    SPRINT CAP CORP 6% 1/15/07                     Corporate Synthetic Global Wrap        **           62,247
    SPRINT CAP GLBL 7.625% 1/30/11                 Corporate Synthetic Global Wrap        **          130,492
    ST PAUL COS 5.75% 3/15/07                      Corporate Synthetic Global Wrap        **          301,547
    SWESTERN PUB SVCS 5.125 11/06                  Corporate Synthetic Global Wrap        **          191,783
    TELECOM ITALIA 4% 11/15/08                     Corporate Synthetic Global Wrap        **          443,581
    TELEFONOS MEX 4.5% 11/19/08                    Corporate Synthetic Global Wrap        **          172,751
    TEXTRON FINL 2.75% 6/01/06                     Corporate Synthetic Global Wrap        **          114,628
    TIAA GLOBAL MKT 5% 3/01/07                     Corporate Synthetic Global Wrap        **          132,283
    TIME WARNER COS INC 8.18% 8/07                 Corporate Synthetic Global Wrap        **          123,847
    TRAVELERS PPTY 3.75% 3/15/08                   Corporate Synthetic Global Wrap        **          143,021
    UNION PLANTERS 5.125% 6/15/07                  Corporate Synthetic Global Wrap        **           80,393
    US BANK NA 3.9% 8/15/08                        Corporate Synthetic Global Wrap        **          401,984
    US BANK NA MTN 4.4% 8/15/08                    Corporate Synthetic Global Wrap        **           30,237
    USA ED INC 5.625% 4/10/07                      Corporate Synthetic Global Wrap        **          137,517
    VAELEC 5.75% 3/31/06                           Corporate Synthetic Global Wrap        **          432,139
    VERIZON GLBL 7.25% 12/1/10                     Corporate Synthetic Global Wrap        **          261,881
    VERIZON NEW YORK 6.875% 4/01/12                Corporate Synthetic Global Wrap        **          291,395
    VERIZON WRLSS 5.375% 12/15/06                  Corporate Synthetic Global Wrap        **          155,881
    WACHOVIA CORP 3.5 8/15/08                      Corporate Synthetic Global Wrap        **          107,745
    WACHOVIA CORP 6.155 3/15/09                    Corporate Synthetic Global Wrap        **          284,829
    WASH MUTUAL INC 4% 1/15/09                     Corporate Synthetic Global Wrap        **          272,223
    WASH MUTUAL INC 4.5% 8/25/08                   Corporate Synthetic Global Wrap        **          251,056
    WELLS FARGO & CO 4% 9/10/12                    Corporate Synthetic Global Wrap        **           79,521
    WELLS FARGO 4.125% 3/10/08                     Corporate Synthetic Global Wrap        **          518,805

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    FHLB 3.625% 6/20/07                            Corporate Synthetic Global Wrap        **            2,354
    FHLB 4.25% 4/16/07                             Corporate Synthetic Global Wrap        **            6,753
    FHLMC 4% 8/17/07                               Govern't Agency Synthetic Global Wrap   **         622,983
    FHLMC 4.48% 9/19/08                            Govern't Agency Synthetic Global Wrap   **         370,799
    FNMA 5.50% 4/25 #255711                        Govern't Agency Synthetic Global Wrap   **          88,532
    FNMA 5.50% 11/22 #254543                       Govern't Agency Synthetic Global Wrap   **          17,952
    FNMA 5.50% 12/24 #255550                       Govern't Agency Synthetic Global Wrap   **         219,312
    FNMA 6.50% 3/35 #735723                        Govern't Agency Synthetic Global Wrap   **         220,399
    FNMA 3.25% 8/15/08                             Govern't Agency Synthetic Global Wrap   **       2,209,584
    FNMA 3.375% 12/15/08                           Govern't Agency Synthetic Global Wrap   **       1,095,630
    FNMA 4% 9/02/08 SUBS                           Govern't Agency Synthetic Global Wrap   **         322,617
    FNMA 4.75% 1/02/07 SUBS                        Govern't Agency Synthetic Global Wrap   **         146,226
    FNMA 6% 5/15/08                                Govern't Agency Synthetic Global Wrap   **       1,790,662
    FNMA 6.25% 2/01/11 SUBS                        Govern't Agency Synthetic Global Wrap   **         135,269
    BSARM 05-05 lAl CSTR 8/35                      MBS Synthetic Global Wrap              **          227,428
    CWHL 02-25 2A1 5.5 11/17                       MBS Synthetic Global Wrap              **           56,683
    CWHL 02-32 2A3 5% 1/18                         MSS Synthetic Global Wrap              **            6,016
    FHLM ARM 4.889% 3/33 #847126                   MBS Synthetic Global Wrap              **            6,916
    FHLM ARM 5.676% 4/32 #789284                   MBS Synthetic Global Wrap              **            4,986
    FIRM ARM 4.106% 12/34 #1B2699                  MBS Synthetic Global Wrap              **           17,882
    FHLM ARM 4.13% 12/34 #782916                   MBS Synthetic Global Wrap              **           18,323
    FHLM ARM 4.232% 1/35 #782988                   MBS Synthetic Global Wrap              **           67,481
    FHLM ARM 4.307% 3/35 #783067                   MBS Synthetic Global Wrap              **           19,990
    FHLM ARM 4.307% 5/35 #847408                   MBS Synthetic Global Wrap              **           41,742
    FHLM ARM 4.37% 3/35 #1G0125                    MBS Synthetic Global Wrap              **           22,651
    FHLM ARM 4.401% 2/35 #1G0103                   MBS Synthetic Global Wrap              **           43,054
    FHLM ARM 4.434% 2/35 #783032                   MBS Synthetic Global Wrap              **           36,914
    FHLM ARM 4.441% 2/34 #781229                   MBS Synthetic Global Wrap              **           28,225
    FHLM ARM 4.444% 3/35 #1G0133                   MBS Synthetic Global Wrap              **           23,438
    FHLM ARM 4.498% 3/35 #1L0123                   MBS Synthetic Global Wrap              **          128,095
    FHLM ARM 4.504% 3/35 #1G0145                   MSS Synthetic Global Wrap              **           22,296
    FHLM ARM 4.985% 8/33 #782926                   MBS Synthetic Global Wrap              **           16,997
    FHLM ARM 43564% 2/35 #1G0068                   MBS Synthetic Global Wrap              **           21,482
    FHLM ARM 5.034% 4/35 #1N0002                   MBS Synthetic Global Wrap              **          100,761
    FHR 1472 J 7 3/08                              MBS Synthetic Global Wrap              **          492,007
    FHR 2292 QT 6.5% 5/30                          MBS Synthetic Global Wrap              **            9,606
    FHR 2313 C 6 5/31                              MBS Synthetic Global Wrap              **          123,374
    FHR 2590 NT 5.0% 4/16                          MBS Synthetic Global Wrap              **          130,422
    FHR 2626 NA 5 6/23                             MBS Synthetic Global Wrap              **          135,547
    FHR 2728 NE 4.5 7/17                           MBS Synthetic Global Wrap              **          174,727
    FHR 2763 PD 4.5 12/17                          MBS Synthetic Global Wrap              **          213,827
    FHR 2885 PC 4.5 3/18                           MBS Synthetic Global Wrap              **          132,602
    FNMA 15YR 4.0% 3/19 #773886                    MBS Synthetic Global Wrap              **          108,551
    FNMA 15YR 4.0% 8/18 #723753                    MBS Synthetic Global Wrap              **           93,207
    FNMA 15YR 6.50% 3/17 #637071                   MBS Synthetic Global Wrap              **          116,526
    FNMA 15YR 7.00% 1/16 #562191                   MBS Synthetic Global Wrap              **           76,781
    FNMA 15YR 7.00% 2/16 #619196                   MBS Synthetic Global Wrap              **           19,757
    FNMA ARM 7.00% 9/15 #553148                    MBS Synthetic Global Wrap              **          158,800
    FNMA ARM 4.250% 1/34 #765659                   MBS Synthetic Global Wrap              **           25,012
    FNMA ARM 4.292% 3/33 #701296                   MBS Synthetic Global Wrap              **           15,298
    FNMA ARM 4.294% 1/34 #759264                   MBS Synthetic Global Wrap              **           14,544
    FNMA ARM 4.339% 9/34 #794241                   MBS Synthetic Global Wrap              **           31,027
    FNMA ARM 4.351% 6/33 #720921                   MBS Synthetic Global Wrap              **           10,506
    FNMA ARM 4.364% 9/34 #794242                   MSS Synthetic Global Wrap              **           30,347
    FNMA ARM 4.409% 10/34 #725968                  MBS Synthetic Global Wrap              **           73,794
    FNMA ARM 4.423% 5/35 #745049                   MBS Synthetic Global Wrap              **          144,298
    FNMA ARM 4.544% 7/34 #786380                   MBS Synthetic Global Wrap              **           29,610
    FNMA ARM 4.555% 7/35 #832099                   MBS Synthetic Global Wrap              **           44,517
    FNMA ARM 4.559% 1/35 #813842                   MBS Synthetic Global Wrap              **           20,102
    FNMA ARM 4.571% 9/34 #801337                   MBS Synthetic Global Wrap              **           49,801
    FNMA ARM 4.646% 1/33 #689554                   MBS Synthetic Global Wrap              **            6,413
    FNMA ARM 4.653% 3/35 #816322                   MBS Synthetic Global Wrap              **            6,609
    FNMA ARM 4.708% 2/33 #693344                   MBS Synthetic Global Wrap              **            2,801
    FNMA ARM 4.732% 10/32 #668509                  MBS Synthetic Global Wrap              **            4,338
    FNMA ARM 4.790% 1/35 #815323                   MBS Synthetic Global Wrap              **           40,943
    FNMA ARM 4.832% 8/34 #725858                   MBS Synthetic Global Wrap              **           12,998


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    FNMA ARM 4.862% 9/34 #725855                   MBS Synthetic Global Wrap              **           36,149
    FNMA ARM 4.986% 11/31 #668236                  MBS Synthetic Global Wrap              **            9,919
    FNMA ARM 5.029% 2/35 #809463                   MBS Synthetic Global Wrap              **            6,915
    FNMA ARM 5.101% 7/35 #841837                   MBS Synthetic Global Wrap              **           48,292
    FNMA ARM 5.208% 5/35 #827783                   MBS Synthetic Global Wrap              **          308,190
    FNMA ARM 5.229% 8/33 #735030                   MBS Synthetic Global Wrap              **           19,932
    FNMA ARM 5.344% 7/35 #834917                   MBS Synthetic Global Wrap              **            9,000
    FNMA ARM 3.463% 4/34 #735478                   MBS Synthetic Global Wrap              **           37,489
    FNMA ARM 3.737% 1/35 #797416                   MBS Synthetic Global Wrap              **           20,285
    FNMA ARM 3.753% 10/33 #746320                  MBS Synthetic Global Wrap              **           17,237
    FNMA ARM 3.765% 7/34 #725834                   MBS Synthetic Global Wrap              **           68,654
    FNMA ARM 3.786% 12/34 #781576                  MBS Synthetic Global Wrap              **           18,693
    FNMA ARM 3.791% 6/34 #783545                   MBS Synthetic Global Wrap              **           60,767
    FNMA ARM 3.826% 10/33 #763199                  MBS Synthetic Global Wrap              **          145,142
    FNMA ARM 3.828% 4/33 #688969                   MBS Synthetic Global Wrap              **           40,187
    FNMA ARM 3.83% 1/35 #773220                    MBS Synthetic Global Wrap              **           18,952
    FNMA ARM 3.836% 6/33 #723760                   MBS Synthetic Global Wrap              **           13,559
    FNMA ARM 3.84% 1/35 #813714                    MBS Synthetic Global Wrap              **           40,674
    FNMA ARM 3.87% 1/35 #813713                    MBS Synthetic Global Wrap              **           20,926
    FNMA ARM 3.878% 6/33 #723633                   MBS Synthetic Global Wrap              **           57,784
    FNMA ARM 3.913% 12/34 #809113                  MBS Synthetic Global Wrap              **           20,151
    FNMA ARM 3.939% 10/34 #781549                  MBS Synthetic Global Wrap              **           17,675
    FNMA ARM 3.975% 11/34 #781809                  MBS Synthetic Global Wrap              **           26,814
    FNMA ARM 3.98% 1/35 #773221                    MBS Synthetic Global Wrap              **           18,758
    FNMA ARM 3.987% 12/34 #781575                  MBS Synthetic Global Wrap              **           20,215
    FNMA ARM 4.00% 1/35 #773225                    MBS Synthetic Global Wrap              **           18,705
    FNMA ARM 4.017% 12/34 #813565                  MBS Synthetic Global Wrap              **           96,254
    FNMA ARM 4.021% 12/34 #773212                  MBS Synthetic Global Wrap              **           19,300
    FNMA ARM 4.023% 2/35 #813737                   MBS Synthetic Global Wrap              **           20,228
    FNMA ARM 4.025% 1/35 #781871                   MBS Synthetic Global Wrap              **           18,649
    FNMA ARM 4.029% 1/35 #806167                   MBS Synthetic Global Wrap              **           20,447
    FNMA ARM 4.048% 1/35 #806711                   MBS Synthetic Global Wrap              **           18,976
    FNMA ARM 4.052% 2/35 #812091                   MBS Synthetic Global Wrap              **           19,675
    FNMA ARM 4.055% 10/18 #749296                  MBS Synthetic Global Wrap              **           12,827
    FNMA ARM 4.057% 5/34 #768224                   MBS Synthetic Global Wrap              **           10,974
    FNMA ARM 4.072% 12/34 #806640                  MBS Synthetic Global Wrap              **           20,445
    FNMA ARM 4.079% 4/33 #708221                   MBS Synthetic Global Wrap              **            8,431
    FNMA ARM 4.105% 1/35 #806520                   MBS Synthetic Global Wrap              **           17,977
    FNMA ARM 4.115% 2/35 #735343                   MBS Synthetic Global Wrap              **           19,646
    FNMA ARM 4.118% 1/35 #807221                   MBS Synthetic Global Wrap              **           25,240
    FNMA ARM 4.118% 2/35 #813114                   MBS Synthetic Global Wrap              **           19,556
    FNMA ARM 4.12% 2/35 #773243                    MBS Synthetic Global Wrap              **           19,295
    FNMA ARM 4.127% 1/35 #806519                   MBS Synthetic Global Wrap              **           18,545
    FNMA ARM 4.128% 2/35 #773255                   MBS Synthetic Global Wrap              **           37,976
    FNMA ARM 4.144% 1/35 #813569                   MBS Synthetic Global Wrap              **           42,449
    FNMA ARM 4.145% 2/35 #810415                   MBS Synthetic Global Wrap              **           19,443
    FNMA ARM 4.151% 1/35 #813170                   MBS Synthetic Global Wrap              **           44,292
    FNMA ARM 4.162% 2/35 #735345                   MBS Synthetic Global Wrap              **           19,905
    FNMA ARM 4.17% 11/34 #806720                   MBS Synthetic Global Wrap              **           17,251
    FNMA ARM 4.177% 3/35 #735545                   MBS Synthetic Global Wrap              **           40,539
    FNMA ARM 4.197% 1/35 #813200                   MBS Synthetic Global Wrap              **           19,026
    FNMA ARM 4.20% 1/35 #735162                    MBS Synthetic Global Wrap              **           52,927
    FNMA ARM 4.202% 1/35 #797418                   MBS Synthetic Global Wrap              **           21,263
    FNMA ARM 4.232% 2/34 #766457                   MBS Synthetic Global Wrap              **           16,465
    FNMA ARM 4.25% 2/34 #765660                    MBS Synthetic Global Wrap              **           12,295
    FNMA ARM 4.25% 2/35 #255658                    MBS Synthetic Global Wrap              **           21,908
    FNMA ARM 4.265% 10/34 #795724                  MBS Synthetic Global Wrap              **          122,155
    FNMA ARM 4.269% 10/34 #813564                  MBS Synthetic Global Wrap              **           37,538
    FNMA ARM 4.293% 3/35 #815586                   MBS Synthetic Global Wrap              **           21,066
    FNMA ARM 4.302% 1/35 #827592                   MBS Synthetic Global Wrap              **           18,642
    FNMA ARM 4.302% 11/34 #782319                  MBS Synthetic Global Wrap              **          188,796
    FNMA ARM 4.305% 7/34 #776389                   MBS Synthetic Global Wrap              **           15,009
    FNMA ARM 4.305% 8/33 #555696                   MBS Synthetic Global Wrap              **           31,466
    FNMA ARM 4.319% 5/35 #735538                   MBS Synthetic Global Wrap              **           20,399
    FNMA ARM 4.351% 1/35 #783580                   MBS Synthetic Global Wrap              **           22,145
    FNMA ARM 4.357% 1/35 #735364                   MBS Synthetic Global Wrap              **           20,372

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    FNMA ARM 4.358% 10/33 #754672                  MBS Synthetic Global Wrap              **            5,083
    FNMA ARM 4.368% 2/34 #769940                   MBS Synthetic Global Wrap              **           32,229
    FNMA ARM 4.4% 2/35 #783588                     MBS Synthetic Global Wrap              **           21,056
    FNMA ARM 4.409% 5/35 #829985                   MBS Synthetic Global Wrap              **           39,584
    FNMA ARM 4.455% 3/35 #773281                   MBS Synthetic Global Wrap              **           22,395
    FNMA ARM 4.479% 4/34 #725361                   MBS Synthetic Global Wrap              **           26,511
    FNMA ARM 4.484% 10/34 #803592                  MBS Synthetic Global Wrap              **           72,553
    FNMA ARM 4.493% 8/34 #735360                   MBS Synthetic Global Wrap              **           37,348
    FNMA ARM 4.499% 3/35 #783587                   MBS Synthetic Global Wrap              **           45,155
    FNMA ARM 4.508% 1/35 #813848                   MBS Synthetic Global Wrap              **           17,448
    FNMA ARM 4.53% 3/35 #735448                    MBS Synthetic Global Wrap              **           45,442
    FNMA ARM 4.549% 8/34 #796985                   MBS Synthetic Global Wrap              **           94,944
    FNMA ARM 4.57% 2/35 #811803                    MBS Synthetic Global Wrap              **           18,292
    FNMA ARM 4.573% 2/35 #816591                   MBS Synthetic Global Wrap              **           97,491
    FNMA ARM 4.587% 2/35 #735355                   MBS Synthetic Global Wrap              **          133,138
    FNMA ARM 4.607% 8/34 #790203                   MBS Synthetic Global Wrap              **           18,597
    FNMA ARM 4.625% 2/35 #809931                   MBS Synthetic Global Wrap              **           42,667
    FNMA ARM 4.639% 2/35 #816599                   MBS Synthetic Global Wrap              **           16,176
    FNMA ARM 4.67% 11/34 #799727                   MBS Synthetic Global Wrap              **           47,036
    FNMA ARM 4.694% 11/34 #813184                  MBS Synthetic Global Wrap              **           40,826
    FNMA ARM 4.725% 3/35 #820598                   MBS Synthetic Global Wrap              **          115,943
    FNMA ARM 4.742% 3/35 #809822                   MBS Synthetic Global Wrap              **           20,861
    FNMA ARM 4.748% 7/34 #793028                   MBS Synthetic Global Wrap              **           33,642
    FNMA ARM 4.815% 12/32 #735602                  MBS Synthetic Global Wrap              **           19,178
    FNMA ARM 4.825% 12/34 #800297                  MBS Synthetic Global Wrap              **           39,909
    FNMA ARM 4.845% 12/34 #800335                  MBS Synthetic Global Wrap              **           19,310
    FNMA ARM 5.019% 9/34 #790458                   MBS Synthetic Global Wrap              **           32,244
    FNMA ARM 5.05% 7/34 #801635                    MBS Synthetic Global Wrap              **            8,707
    FNMA ARM 5.203% 6/35 #830605                   MBS Synthetic Global Wrap              **           67,041
    FNMA ARM 5.8170% 5/35 #827781                  MBS Synthetic Global Wrap              **           86,566
    FNR 01-52 XM 6.5 11/10                         MBS Synthetic Global Wrap              **           91,180
    FNR 02-18 PE 5.5 6/16                          MBS Synthetic Global Wrap              **          379,875
    FNR 03-83 TH 4.5% 11/16                        MBS Synthetic Global Wrap              **          146,789
    FNR 93-225 TH 6 6/23                           MBS Synthetic Global Wrap              **          134,141
    GMACM 05-AR5 1A1 CSTR 9/35                     MBS Synthetic Global Wrap              **           66,039
    IMM 04-9 M3 1ML +70 1/35                       MBS Synthetic Global Wrap              **           36,003
    IMM 04-9 M4 1ML+105 1/35                       MBS Synthetic Global Wrap              **           16,368
    1MM 09-4 M2 1ML +65 1/35                       MBS Synthetic Global Wrap              **           45,855
    MARM 04-11 2A2 1ML +44 11/34                   MBS Synthetic Global Wrap              **           20,146
    MLCC 03-E XA1 CSTR 10/28                       MBS Synthetic Global Wrap              **            6,922
    MLCC 03-G XA1 1% 1/29                          MBS Synthetic Global Wrap              **            6,036
    MLCC 03-H XA1 1% 1/29                          MBS Synthetic Global Wrap              **            6,059
    MSSTR 04-1 1A1 CSTR 8/17                       MBS Synthetic Global Wrap              **           97,268
    RAMP 03-SL1 3A1 7.125% 4/31                    MBS Synthetic Global Wrap              **           75,160
    RAMP 04-SL2 A1I 6.5 10/16                      MBS Synthetic Global Wrap              **           23,152
    SEMT 04-1 X1 .8% 2/34                          MBS Synthetic Global Wrap              **            3,825
    SMF 03-A AX1 .8% 10/08                         MBS Synthetic Global Wrap              **           14,681
    WAMMS 03-MS9 2A1 7.5% 12/33                    MBS Synthetic Global Wrap              **           17,618
    WAMMS 04-RA2 2A 7% 7/33                        MBS Synthetic Global Wrap              **           30,575
    WFMBS 03-14 1Al 4.75% 12/18                    MBS Synthetic Global Wrap              **          131,238
    WFMBS 05-AR12 2A6 CSTR 7/35                    MBS Synthetic Global Wrap              **          159,791
    WFMBS 05-AR4 2A2 CSTR 4/35                     MBS Synthetic Global Wrap              **          292,893
    WFMBS 05-AR9 2A1 CSTR 5/35                     MBS Synthetic Global Wrap              **          213,187
    USTN 3.375% 9/15/09                            Treasury Synthetic Global Wrap         **        7,385,587
    USTN 3.5% 8/15/09                              Treasury Synthetic Global Wrap         **          275,553
    USTN 3.75% 5/15/08                             Treasury Synthetic Global Wrap         **        5,535,467
    Global Wrap Cash                               STIF Synthetic Global Wrap             **          285,469
    Fidelity short-term investment fund            STIF Synthetic Fixed Maturity          **        1,676,869
    INVESCO ENERGY                                 External Fund                          **            5,465
    AMERICAN ADVANTAGE INTL EQUITY PLAN CL         External Fund                          **            3,189
    ARTISAN INTERNAT'L                             External Fund                          **           30,152
    ARTISAN MID CAP                                External Fund                          **           21,616
    ARTISAN MID CAP VALUE                          External Fund                          **            7,552
    BARON SMALL CAP FD                             External Fund                          **            9,759
    BARON PARTNERS FUND                            External Fund                          **           10,113
    CLIPPER                                        External Fund                          **           58,022


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    COLUMBIA MIDCAP VALUE CLASS C                  External Fund                          **           10,580
    DODGE & COX BALANCE                            External Fund                          **           32,382
    DODGE & COX INTERNATL STOCK FUND               External Fund                          **            8,379
    FORWARDINTERNATIONAL SMALL CO INVESTOR CL      External Fund                          **            2,707
    OAKMARK EQUITY & INCOME FD                     External Fund                          **           19,742
    OAKMA RK SELECT                                External Fund                          **            6,525
    ICON ENERGY                                    External Fund                          **            4,706
    JANUS MID CAP VALUE INVST SHS                  External Fund                          **           21,791
    MANAGERS SPECIAL EQUITY                        External Fund                          **            2,071
    MARSICO GROWTH AND INCOME                      External Fund                          **            3,507
    OPENHEIMER DEVELOPING MKTS                     External Fund                          **            2,715
    MERIDIAN FUND                                  External Fund                          **           63,014
    PERRITT MICROCAP OPPORTUNITIES                 External Fund                          **           12,970
    PIMCO TOTAL RETURN CLASS D                     External Fund                          **            7,581
    DREYFUS MIDCAP INDEX FUND                      External Fund                          **            3,004
    BIOTECHNOLOGY ULTRA SECTOR PRO FD INVS         External Fund                          **           16,123
    ULTRA OTC PRO FUND SERVICE SHARES              External Fund                          **           11,370
    T ROWE PRICE EMERG EURO & MEDITERRANEAN        External Fund                          **            5,347
    SELECTED AMERICAN SHARES                       External Fund                          **           10,376
    TEMPLETON FOREIGN CLASS C                      External Fund                          **           12,390
    TOUCHSTONE EMERGING GROWTH CLASS C             External Fund                          **            6,158
    TRANSAMERICA PREMIER BALANCED                  External Fund                          **            5,961
    US GLOBAL RESOURCES                            External Fund                          **           10,674
    VALUE LINE SPECIAL SITUATION                   External Fund                          **            3,153
    VANGUARD ENERGY                                External Fund                          **           35,806
    WASATCH MICRO-CAP VALUE FUND                   External Fund                          **           31,898
    SANOFI SYNTHELAB ISIN #FR0000120578            Common Stock                           **            2,182
    FRONTLINE LTD ISIN #BMG3682E1277               Common Stock                           **           28,148
    GARMIN LTD REG.SHS #K                          Common Stock                           **           13,270
    ALCON INC.                                     Common Stock                           **            6,480
    SYNERON MEDICAL LTD ORD SHS                    Common Stock                           **            6,350
    ABBOTT LABS                                    Common Stock                           **           25,244
    AGERE SYS INC CLASS A                          Common Stock                           **              993
    AGILENT TECHNOLOGIES INC                       Common Stock                           **            6,658
    ALLIED CAPITAL CORP                            Common Stock                           **            2,996
    AMERICAN EXPRESS CO NFS IS A SPECIALIST        Common Stock                           **            4,117
    AMERI ITALIAN PASTA CO                         Common Stock                           **            2,040
    AMGEN INC COM                                  Common Stock                           **            9,069
    ANALOG DEVICES INC COM                         Common Stock                           **           10,761
    ANHAUSER BUSCH COS NFS LW                      Common Stock                           **           12,888
    APACHE CORP                                    Common Stock                           **           10,381
    APOGEE ENTERPRISES INC COM                     Common Stock                           **              811
    APPLE COMPUTER INC                             Common Stock                           **            7,189
    APPLIED MICRO CIRCUITS CORP                    Common Stock                           **            2,570
    ARC WIRELESS SOLUTIONS INC                     Common Stock                           **           20,568
    ART TECHNOLOGY GRP INC.                        Common Stock                           **            5,880
    AUSTIN CHALK OIL & GAS LTD                     Common Stock                           **              540
    BANK OF AMERICA CORP                           Common Stock                           **            9,230
    BANK NEW YORK INC COM                          Common Stock                           **            1,593
    BOSTON SCIENTIFIC                              Common Stock                           **           29,388
    BRISTOL MYERS SQUIBB                           Common Stock                           **           20,876
    BRITISH AMERICAN TOP SP ADR                    Common Stock                           **            4,504
    BROADCOM CORP CL A                             Common Stock                           **            4,715
    BROWN FOREMAN CORP                             Common Stock                           **            7,094
    BRYN MAWR BK CORP                              Common Stock                           **            2,166
    CVS CORP DEL NFS                               Common Stock                           **           13,210
    CALEDONIA MINING CORP                          Common Stock                           **              150
    CANADIAN ZINC CORP                             Common Stock                           **            1,606
    CARMAX INC                                     Common Stock                           **              692
    CELGENE CORP NFS                               Common Stock                           **           25,920
    CENDANT CORP NFS                               Common Stock                           **               21
    CENTERPOINT ENERGY                             Common Stock                           **            9,335
    CHECKER DRIVE-IN RESTAURANTS                   Common Stock                           **            1,516
    CHERNIE ENERGY INC.                            Common Stock                           **            3,722
    CHEVRON TEXACO CORP                            Common Stock                           **           23,837
    CHINA AUTOMOTIVE SYST INC.                     Common Stock                           **            4,760


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    CISCO SYS INC                                  Common Stock                           **            5,821
    CITIGROUP INC.                                 Common Stock                           **           51,255
    COEUR D ALENE MINES CORP                       Common Stock                           **            6,200
    COMCAST CORP NEW CL A                          Common Stock                           **           16,200
    COMMERCIAL CAP BANCORP                         Common Stock                           **           38,520
    COMPUTER ASSOC INTL INC                        Common Stock                           **           31,009
    COMVERSE TECHNOLOGY INC                        Common Stock                           **            2,659
    CONAGRA FOODS INC NFS                          Common Stock                           **           20,280
    CONEXANT SYS INC                               Common Stock                           **            6,780
    CONOCOPHILIPS                                  Common Stock                           **           24,162
    CORNING INC NFS                                Common Stock                           **            2,949
    CREE INC NFS                                   Common Stock                           **           12,620
    CUMULUS MEDIA INC                              Common Stock                           **            1,862
    DALRADA FIN. CORP                              Common Stock                           **                1
    DANAHAR CORP                                   Common Stock                           **            5,020
    DATALINK CORP                                  Common Stock                           **              194
    DELL INC                                       Common Stock                           **           29,950
    DELTA WOODSIDE INDS INC NEW                    Common Stock                           **               57
    WALT DISNEY COMPANY                            Common Stock                           **            4,794
    DONNELY RR & SONS NFS                          Common Stock                           **            6,842
    DOW CHEM CO COM                                Common Stock                           **            4,382
    DUKE ENERGY CORP aka DUKE POWER                Common Stock                           **            5,613
    DYNEGY INC                                     Common Stock                           **            1,936
    EMC CORP MASS COM                              Common Stock                           **            2,724
    EATON VANCE ENHANCED EQUITY                    Common Stock                           **            8,930
    EATON VANCE TAX MANAGED BUY WRITE              Common Stock                           **           14,200
    EBAY INC NFS                                   Common Stock                           **           43,220
    ECOLAB INC                                     Common Stock                           **            3,627
    EMERSON ELECTRIC                               Common Stock                           **            7,470
    ENCANA CORP ISIN                               Common Stock                           **            4,968
    ERICSSON M TEL CO ADR                          Common Stock                           **            4,128
    EXXON MOBIL CORP                               Common Stock                           **           32,120
    FAIRCHILD INTL CORP                            Common Stock                           **            1,500
    FAMILY DOLLAR                                  Common Stock                           **           19,832
    FEDEX CORP NFS                                 Common Stock                           **           10,339
    FLEXPOINT SENSOR SYS INC                       Common Stock                           **              542
    FORD MOTOR CO DEL                              Common Stock                           **            3,860
    FOX & HOUND RESTAURANT                         Common Stock                           **            9,542
    FREEPORT MCMORAN COPPER & GOLD                 Common Stock                           **           11,167
    FREESCALE SEMI CONDUCTOR INC.                  Common Stock                           **            1,107
    FRONTIER OIL CORP NFS                          Common Stock                           **           15,012
    GATEWAY INC NFS                                Common Stock                           **            5,020
    GENELABS TECH INC COM                          Common Stock                           **              185
    GENERAL ELECTRIC CORP                          Common Stock                           **           71,975
    GILEAD SCIENCES INC.                           Common Stock                           **           23,657
    GOLDEN STAR RES LTD                            Common Stock                           **            2,640
    GOOGLE INC.                                    Common Stock                           **           59,740
    GUIDANT CORP NFS                               Common Stock                           **           12,950
    HALLIBURTON CO COM                             Common Stock                           **           12,392
    HANCOCK JOHN PFD INC ME FD III                 Common Stock                           **           32,032
    HARRAHS ENTERTAINMENT                          Common Stock                           **            8,555
    HERSHEY FOODS CORP.                            Common Stock                           **            5,525
    HEWLETT PACKARD CO COM                         Common Stock                           **            8,589
    HOME DEPOT INC COM                             Common Stock                           **           18,536
    HOSPIRA INC.                                   Common Stock                           **            7,315
    HUMANA INC NFS                                 Common Stock                           **            5,433
    HYBRID FUEL SYS INC.                           Common Stock                           **              700
    HYDROGENICS CORP.                              Common Stock                           **            3,130
    ICICI BK LTD                                   Common Stock                           **            5,760
    IDENTIX INC                                    Common Stock                           **              251
    IMMUNOMEDICS INC                               Common Stock                           **            2,920
    INDIA FD INC.                                  Common Stock                           **            3,973
    INGLES MKTS INC                                Common Stock                           **            9,390
    INTEL CORP COM                                 Common Stock                           **           37,511
    INTEL BUSINESS MACH NFS                        Common Stock                           **            8,693
    INTERNET CABLE CORP                            Common Stock                           **                _

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    INTUITIVE SURGICAL INC COM                     Common Stock                           **            5,864
    ISHARES TR RUSSELL 1000 VALUE INDEX FUND       Common Stock                           **            9,967
    ISHARES TR RUSSELL 2000 GROWTH INDEX FUND      Common Stock                           **            5,558
    ISHARES TR RUSSELL 2000 VALUE                  Common Stock                           **           12,486
    ISHARES TR DOW JONES U S REAL ESTATE           Common Stock                           **           12,215
    I2 TECHNOLOGIES INC                            Common Stock                           **              113
    JDS UNIPHASE CORP                              Common Stock                           **            2,596
    JOHNSON & JOHNSON COM                          Common Stock                           **           56,118
    JOURNAL COMMUNICATIONS INC                     Common Stock                           **            5,580
    KIRSHNER INTL INC                              Common Stock                           **               25
    KOKO PETE INC.                                 Common Stock                           **            1,660
    KOREA ELECTRIC POWER CORP                      Common Stock                           **            3,898
    LSI LOGIC CORPORATION                          Common Stock                           **            8,800
    LABOR READY INC                                Common Stock                           **            2,082
    LORUS THERAPEUTICS INC                         Common Stock                           **            3,750
    LUCENT TECHNOLOGIES INC                        Common Stock                           **            3,259
    MGI PHARMA INC.                                Common Stock                           **            1,716
    MGM MIRAGE NFS                                 Common Stock                           **              367
    MARATHON OIL CORP                              Common Stock                           **            5,731
    MAXCO INC                                      Common Stock                           **            3,920
    MEDCO HEALTH SOLUTIONS INC                     Common Stock                           **              223
    MERCK & CO INC COM                             Common Stock                           **            1,113
    MERRILL LYNCH & CO NFS                         Common Stock                           **            6,814
    METAL STORM LTD                                Common Stock                           **            4,828
    MICROSOFT CORP COM                             Common Stock                           **           27,609
    MICRON TECHNOLOGY INC COM                      Common Stock                           **           17,303
    MILLENNIUM PHARACTCLS INC                      Common Stock                           **            2,425
    MIRANT CORP                                    Common Stock                           **            2,640
    MOCON INC.                                     Common Stock                           **            3,720
    MORGAN STANLEY EASTERN EUROPE                  Common Stock                           **            3,459
    MOTOROLA INC COM                               Common Stock                           **            9,338
    NTT DOCOMO INC.                                Common Stock                           **            4,596
    NABI BIOPHARMACEUTICALS                        Common Stock                           **            1,014
    NAPSTER INC.                                   Common Stock                           **           12,320
    NASDAQ 100 TR                                  Common Stock                           **           24,246
    NEWS CORP CL A                                 Common Stock                           **            5,443
    NIKE INC CLASS B NFS                           Common Stock                           **            2,604
    NOKIA CORP SPONSORED ADR                       Common Stock                           **            5,948
    NORDSTROM INC NFS                              Common Stock                           **            1,503
    NORTEL NETWORKS CORP NEW                       Common Stock                           **            1,530
    NOVARTIS AG ADR ISIN                           Common Stock                           **            4,723
    NOVELL INC NFS                                 Common Stock                           **              442
    OCCIDENTAL PETROLEUM CORP                      Common Stock                           **            7,988
    ORACLES CORPORATION                            Common Stock                           **           22,283
    OPTION EXPRESS HOLDINGS                        Common Stock                           **            9,828
    OSCIENT PHARMACEUTICALS CORP                   Common Stock                           **              227
    PMC-SIERRA INC                                 Common Stock                           **              154
    PALM INC NEW COM                               Common Stock                           **            3,180
    PEPSICO INC NFS                                Common Stock                           **            5,317
    PFIZER INC COM                                 Common Stock                           **           11,055
    PHAZAR CORP                                    Common Stock                           **            2,216
    PIXAR CORP                                     Common Stock                           **            5,272
    PLANTRONICS INC NEW                            Common Stock                           **            5,660
    POWERSHARES EXCHANGE TRADED FD TR              Common Stock                           **            4,525
    POWERWAVE TECH INC NFS                         Common Stock                           **            2,514
    PRESSURE BIOSCIENCES                           Common Stock                           **              480
    PROCTER & GAMBLE CO NFS                        Common Stock                           **            5,788
    QUALCOMM INC NFS LLC                           Common Stock                           **            4,308
    QUALITY SYSTEMS                                Common Stock                           **            6,908
    QUANTUM FUEL SYS TECHNOLOGIES                  Common Stock                           **            2,144
    RAMBUS INC NFS                                 Common Stock                           **            1,457
    REFOCUS GROUP INC.                             Common Stock                           **              330
    RESEARCH IN MOTION LTD                         Common Stock                           **            6,601
    ROYAL BANCSHARES OF PA                         Common Stock                           **            2,362
    ST.PAUL COS INC.                               Common Stock                           **              124
    SANOFI-SYNTHELABO ADR                          Common Stock                           **           54,345

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value
    SCHLUMBERGER LTD NFS                           Common Stock                           **            9,715
    SECTOR SPDR TR SHS BEN INT BASIC               Common Stock                           **            6,817
    SECTOR SPDR TR SHS BEN INT ENERGY              Common Stock                           **            3,189
    SEGMENTZ INC                                   Common Stock                           **            2,720
    SHUFFLE MASTER INC                             Common Stock                           **            9,654
    SILVERADO GOLD MINES                           Common Stock                           **              250
    SIRIUS SATELLITE RADIO INC.                    Common Stock                           **              804
    SIX FLAGS INC                                  Common Stock                           **              231
    SMURFIT STONE CONTAINER CORP                   Common Stock                           **            4,251
    SONUS NETWORKS INC                             Common Stock                           **           15,624
    SOUTHERN CO                                    Common Stock                           **           13,812
    SOUTHERN COPPER CORP                           Common Stock                           **           13,396
    SOUTHWEST AIRLINES CO.                         Common Stock                           **            4,932
    SPECTRANETICS CORP                             Common Stock                           **            1,969
    STARBUCKS CORP                                 Common Stock                           **            1,775
    STMICROELECTRONICS N V                         Common Stock                           **            3,600
    SUN MICROSYSTEMS INC COM                       Common Stock                           **            4,609
    SUREWEST COMMUNICATIONS                        Common Stock                           **            2,637
    SYMANTEC CORP NFS                              Common Stock                           **            1,050
    TELIK INC                                      Common Stock                           **              510
    TEMPLETON DRAGON FUND INC                      Common Stock                           **            1,918
    TEVA PHARMACEUTICAL INDS                       Common Stock                           **            4,301
    TEXAS INSTRUMENTS INC.                         Common Stock                           **            1,616
    TIMCO AVIATION SVCS INC COM                    Common Stock                           **                5
    TOLL BROS INC.                                 Common Stock                           **           10,392
    TOWER AUTOMOTIVE INC.                          Common Stock                           **               35
    TRADESTAR CORP                                 Common Stock                           **                2
    TRIPATH TECHNOLOGY                             Common Stock                           **              825
    TYCO INTL LTD NEW                              Common Stock                           **           11,544
    UST INC NFS                                    Common Stock                           **            8,166
    UNION PACIFIC CORP                             Common Stock                           **            8,051
    UNITED ONLINE INC                              Common Stock                           **            2,645
    UNITED PARCEL SVC                              Common Stock                           **           15,030
    VALERO ENERGY CORP                             Common Stock                           **           31,447
    VANGUARD INDEX TR VANGUARD TOTAL STK           Common Stock                           **           17,472
    VENTURE CATALYST INC                           Common Stock                           **              115
    VERIZON COMMUNICATIONS INC.                    Common Stock                           **            6,024
    VERSO TECHNOLOGIES INC.                        Common Stock                           **            2,100
    WACHOVIA CORP                                  Common Stock                           **            1,586
    WALMART STORES INC NFS                         Common Stock                           **           16,380
    WALGREEN CO COM                                Common Stock                           **            4,426
    WASHINGTON MUTUAL INC                          Common Stock                           **            8,700
    WELLPOINT INC                                  Common Stock                           **            3,990
    WELLS FARGO & CO NEW                           Common Stock                           **            1,885
    WELLSFORD REAL PROPERTY INC                    Common Stock                           **            4,800
    WINN DIXIE STORES                              Common Stock                           **              780
    WYNN RESORTS LTD NFS                           Common Stock                           **            5,485
    XM SATELLITE RADIO HLDGS INC                   Common Stock                           **            4,092
    YAHOO INC                                      Common Stock                           **           15,672
    ZIMMER HOLDINGS                                Common Stock                           **            2,698
    ZIPLINK INC                                    Common Stock                           **                2
    TIMCO AVIATION SVCS INC WTS EXP 12/31/06       Rights/Warrants                        **                2
    GENERAL ELECTRIC CAP CORP MTN BE               Corporate Bond                         **            5,869
    INTERNATIONAL PAPER COMPANY NT                 Corporate Bond                         **           10,195
    FERRELL GAS PARTNERS                           UNIT                                   **            6,180
    KINDER MORGAN ENERGY                           UNIT                                   **           13,371
    VALERO L.P.                                    UNIT                                   **            5,176
    BANCO SANTANDER PR 4.00% 6/30/2006             Certificate of Deposit                 **           36,000
    MACATAWA BANK HOLL MI 4.55% 08/10/2010         Certificate of Deposit                 **            1,940
  * Fidelity International GROWTH & INCOME         Fidelity Fund                          **            5,719
  * FIDELITY CANADA                                Fidelity Fund                          **            4,996
  * Fidelity International Small Cap               Fidelity Fund                          **           22,354
  * Fidelity Japan Smaller Companies               Fidelity Fund                          **           15,456
  * Fidelity Latin America                         Fidelity Fund                          **           28,360
  * Fidelity Emerging Markets                      Fidelity Fund                          **            2,997
  * Fidelity Contrafund                            Fidelity Fund                          **            7,784

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------


          Identity of Issue, Borrower, Lessor,
          or Similar Party Including Maturity
          Date, Interest Rate, Par, or                                                              Current
               Maturity Value                       Description of Investment             Cost       Value

  * Fidelity Real Estate Investment                Fidelity Fund                          **           42,256
  * Fidelity Convertible Securities                Fidelity Fund                          **            4,554
  * Fidelity Investment Grade                      Fidelity Fund                          **           12,080
  * Fidelity Inflation Protected Bond              Fidelity Fund                          **            2,798
  * Fidelity Overseas                              Fidelity Fund                          **            7,101
  * Fidelity Low Priced Stock                      Fidelity Fund                          **              685
  * Fidelity Strategic Income                      Fidelity Fund                          **           15,454
  * Fidelity Small Cap Value                       Fidelity Fund                          **           10,292
  * Fidelity Select Energy                         Fidelity Fund                          **           30,243
  * Fidelity Select Pharmaceuticals                Fidelity Fund                          **            5,064
  * Fidelity Select Natural Gas                    Fidelity Fund                          **           16,131
  * Fidelity Select Medical Delivery               Fidelity Fund                          **            4,269
  * Fidelity Select Gold                           Fidelity Fund                          **            3,206
  * Fidelity Select Brokerage & investment Mgt     Fidelity Fund                          **            4,404
  * Fidelity Select Electronics                    Fidelity Fund                          **           16,367
  * Fidelity Cash Reserves                         Cash                                   **          858,312
  * Rhodia Stock Fund                              Rhodia Common Stock Fund            7,605,267    4,801,083
  * Rhodia Stock Fund                              Interest Bearing Cash               122,188        122,188
  * Rhodia Stock Fund                              Accrued Income & other Receivables     -            17,816
  * Fidelity Magellan                              Mutual Fund                            **       38,847,892
  * Fidelity Equity Inc.                           Mutual Fund                            **        2,550,114
  * Fidelity Growth Company                        Mutual Fund                            **       34,377,129
  * Fidelity Growth and Income                     Mutual Fund                            **       21,281,903
  * Fidelity Value                                 Mutual Fund                            **       17,839,477
  * Fidelity International Discovery               Mutual Fund                            **       16,045,009
  * Fidelity Blue Chip                             Mutual Fund                            **        6,850,801
  * Fidelity Low Priced Stock                      Mutual Fund                            **       14,873,251
  * Royce Low Priced Stock Inv.                    Mutual Fund                            **        1,727,128
  * Fidelity Small Cap Independent                 Mutual Fund                            **        4,117,305
  * Fidelity Freedom Income                        Mutual Fund                            **        4,470,002
  * Fidelity Freedom 2010                          Mutual Fund                            **       11,034,372
  * Fidelity Freedom 2020                          Mutual Fund                            **        7,559,441
  * Fidelity Freedom 2030                          Mutual Fund                            **          327,225
  * Spartan U.S. Equity Index                      Mutual Fund                            **        9,943,503
  * Fidelity Freedom 2040                          Mutual Fund                            **          245,403
  * Fidelity Freedom 2005                          Mutual Fund                            **          944,665
  * Fidelity Freedom 2015                          Mutual Fund                            **        1,153,578
  * Fidelity Freedom 2025                          Mutual Fund                            **          602,669
  * Fidelity Freedom 2035                          Mutual Fund                            **          102,754
  * Outstanding Loan Balances including Defaults   Loans vary from 5% to 10.5%            **        6,026,758
                                                                                                 ------------
                          Total                                                                  $294,467,054
                                                                                                 ============


* Represents parties-in-interest transactions.
** Cost is not required for participant-directed investments.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, New Jersey on this 26th day of June, 2006.

                                            Rhodia Inc. Savings Plus Plan



                                            By:      /s/ Mark Dahlinger
                                               ---------------------------------
                                            Name:    Mark Dahlinger
                                            Title:   Chief Financial Officer,
                                                     Vice President of Finance

                                  EXHIBIT INDEX



Exhibit
Number                       Description of Document
------                       -----------------------

23.1                      Independent Auditors' Consent